FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Resolutions adopted by the Ordinary General Shareholders’ Meeting held on March 22, 2013	1

MR IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That, in accordance with the minutes of the meeting of the Ordinary General Shareholders’ Meeting of this entity, validly held on 22 March 2013, the following resolutions were passed:

““Item One

One A: Approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2012.

One B: Approval of the corporate management for Financial Year 2012.

Item Two

Approval of the application of results in the amount of 1,355,200,602 euros obtained by the Bank in Financial Year 2012, to be distributed as follows:

Euros	1,072,653,960	for the acquisition of free-of-charge allotment rights (derechos de asignación gratuita), with a waiver of the exercise thereof, of those shareholders who chose to receive cash compensation equal to the first, second and third interim dividend (864 million euros) under the Santander Scrip Dividend (Santander Dividendo Elección) programme and of those who it is estimated will choose to receive cash compensation equal to the supplemental dividend (209 million euros). If the amount used to acquire the rights of shareholders who choose to receive cash compensation equal to the supplemental dividend is less than the aforementioned amount, the difference between both such amounts will automatically be used to increase the Voluntary Reserve. If greater, the difference will be reduced from the amount appropriated to the increase of the Voluntary Reserve.

Euros	282,546,642	to increase the Voluntary Reserve, which sum will automatically be increased or reduced by the amount, if any, required in accordance with the foregoing.

Euros	1,355,200,602	in total.

In addition to the said amount of 1,073 million euros, a further 3,684 million euros were used to compensate shareholders in shares under the shareholders remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the General Shareholders’ Meeting held on 30 March 2012, through which the Bank has offered the possibility to choose between receiving in cash or in new shares an amount equal to the first, second and third interim dividend for the financial year 2012.

Likewise, within the framework of the shareholders remuneration scheme (Santander Dividendo Elección) which application is submitted to this General Shareholders’ Meeting under item Eleven A of the agenda, the Bank will offer the possibility to choose between receiving in cash or in new shares an amount equal to the supplemental dividend for such financial year. The directors of the Bank have estimated that the percentage of shareholders applying for new shares will be 86.4%, and thus, it is estimated that shareholders will be remunerated with, approximately 1,329 milion euros in shares.

Therefore, total shareholder compensation with a charge to financial year 2012, for all of the aforementioned items, comes to approximately 0.60 euro per share.

Item Three

With respect to the annual renewal of one-third of Board positions provided by article 55 of the Bylaws:

Three A:	To re-elect Mr Guillermo de la Dehesa Romero as a director.

Three B:	To re-elect Mr Abel Matutes Juan as director.

Three C:	To re-elect Mr Ángel Jado Becerro de Bengoa as director.

Three D:	To re-elect Mr Javier Botín-Sanz de Sautuola y O’Shea as director.

Three E:	To re-elect Ms Isabel Tocino Biscarolasaga as a director.

Three F:	To re-elect Mr Fernando de Asúa Álvarez as a director.

Item Four

To re-elect the firm Deloitte, S.L., with a registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Financial Year 2013.

Item Five

To approve, as necessary, the creation of the corporate website of Banco Santander, S.A. (www.santander.com) for the purposes of the provisions of section 11 bis of the Spanish Capital Corporations Law (Ley de Sociedades de Capital) and in compliance with the provisions of the first transitional provision of Law 1/2012, of 22 June, on the simplification of the obligations to provide information and documentation regarding mergers and split-offs of capital companies, which requires listed companies to conform their corporate websites to the content of such rule of the Spanish Capital Corporations Law at the first General Shareholders’ Meeting held after the entry into force of such law.

Item Six

Approval of the merger by absorption of Banco Español de Crédito, S.A. (“Banesto”) by Banco Santander, with termination of the absorbed company and the en bloc transfer of its assets and liabilities, by universal succession, to the absorbing company, with the express provision that the exchange be covered by the delivery of treasury shares by Banco Santander in accordance with the draft terms of merger formulated by the respective Boards of Directors of such companies as included on their respective websites, and for such purpose:

(A)	Approval of the common draft terms of merger between Banco Santander and Banesto, and approval of the balance sheet of Banco Santander ended as of 31 December 2012 as the merger balance sheet

1.	Approval of the common draft terms of merger

To approve in their entirety the common draft terms of merger by absorption of Banesto by Banco Santander, prepared and signed by the directors of both companies and approved by their respective Boards of Directors at the meetings held on 9 January 2013 (the “Banesto Draft Terms of Merger”). The Banesto Draft Terms of Merger were posted on the website of Banco Santander on 9 January 2013 and on the website of Banesto on 10 January 2013, and can be downloaded and printed.

The text of the Banesto Draft Terms of Merger approved by this resolution are attached as an annex to the minutes of the General Shareholders’ Meeting.

2.	Approval of the balance sheet for the merger with Banesto

To approve the balance sheet of Banco Santander ended as of 31 December 2012 prepared by the Board of Directors thereof at its meeting of 28 January 2013, duly verified on 18 February 2013 by Deloitte, S.L., the auditor of Banco Santander, and which is submitted for approval by the shareholders at this General Shareholders’ Meeting under item One A of the agenda, as the merger balance sheet.

The text of the balance sheet for the merger with Banesto and the corresponding verification report of Banco Santander’s auditor are included as an annex to the minutes of the General Shareholders’ Meeting.

(B)	Approval of the resolution on the merger by absorption of Banesto by Banco Santander, with termination of the former by means of dissolution without liquidation and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire them by universal succession, expressly providing that the exchange shall be covered by means of the delivery of treasury shares of Banco Santander, all in compliance with the provisions of the common draft terms of merger.

To approve the merger between Banco Santander and Banesto by means of the absorption of the latter by the former, with the dissolution without liquidation of Banesto and the en bloc transfer of its assets and liabilities, including all items thereof, to Banco Santander, which shall acquire by universal succession the rights and obligations of Banesto (the “Banesto Merger”).

As provided in the Banesto Draft Terms of Merger, Banco Santander shall cover the exchange of Banesto Shares with shares held in treasury.

In any event, pursuant to section 26 of Law 3/2009, of 3 April on Structural Modifications of Commercial Companies (the “Structural Modifications Act”), there will be no exchange of the Banesto shares owned by Banco Santander or the shares that Banesto holds in treasury, which shall be cancelled. At 31 December 2012, Banesto held 4,983,936 treasury shares, representing 0.7249% of its capital, through its subsidiary DUDEBASA, S.A.

Information regarding the terms and circumstances of the resolution regarding the Banesto Merger

Set forth below are the disclosures to be made under section 228 of the Regulations of the Commercial Registry, which strictly conform to the Draft Terms of the Banesto Merger:

(a)	Identification of the companies involved

Banco Santander, S.A. is a Spanish credit institution with a registered office at Paseo de Pereda, números 9 al 12, 39004 (Santander), holding tax identification number A-39000013, and is registered with the Commercial Registry of Cantabria at sheet 286 folio 64 book 5 on Companies, Entry 1, and with the Registry of Banks and Bankers of the Bank of Spain under number 0049.

Banco Español de Crédito, S.A. is a Spanish credit institution with a registered office at avenida Gran Vía de Hortaleza número 3, 28033 (Madrid), having tax identification number A-28000032 and registered with the Commercial Registry of Madrid at volume 36 on Companies, folio 177, page number 1,595, and with the Registry of Banks and Bankers of the Bank of Spain under number 0030.

(b)	Amendments of the Bylaws of Banco Santander

The Bylaws of Banco Santander will not be amended as a result of the Banesto Merger. Therefore, upon completion of the Banesto Merger, Banco Santander, as the absorbing company, will continue to be governed by its current Bylaws, the text of which appears on Banco Santander’s corporate website (www.santander.com) (a copy of which were attached to the Banesto Draft Terms of Merger for purposes of the provisions of section 31.8 of the Structural Modifications Act).

Independently of the foregoing, two proposed bylaw amendments, which were the subject of a corresponding explanatory report issued by the Board of Directors, are submitted for approval of the shareholders at this General Shareholders’ Meeting under items Eight A and B.

(c)	Exchange ratio

The exchange ratio for the shares of Banco Santander and Banesto, which has been determined based on the fair value of their corporate assets, shall be 0.633 shares of Banco Santander, each with a nominal value of 0.5 euro, for each share of Banesto, each with a nominal value of 0.79 euro, without provision for any supplementary cash compensation.

This exchange ratio has been agreed to and calculated based on the methodologies explained and for which a rationale is set forth in the reports that the Boards of Directors of Banco Santander and Banesto have prepared pursuant to the provisions of section 33 of the Structural Modifications Act and were posted on the respective corporate websites prior to the call to the General Shareholders’ Meetings at which the Banesto Merger is being decided.

(d)	Exchange procedure

The exchange of the shares of Banesto for the shares of Banco Santander will occur once the Banesto Merger has been approved at the General Shareholders’ Meetings of Banco Santander and Banesto, the equivalent documentation referred to in section 41.1. c) and related provisions of Royal Decree 1310/2005 of 4 November has been submitted to the National Securities Market Commission, the conditions precedent referred to in the Banesto Draft Terms of Merger have been met, and merger deed has been registered with the Commercial Registry of Cantabria.

The exchange shall take place as from the date indicated in the announcements to be published in one of the widely-circulated newspapers in the autonomous communities of Cantabria and Madrid, respectively, in the Official Gazettes (Boletines Oficiales) of the Spanish Stock Exchanges, and in the Official Gazette of the Commercial Registry. Banco Santander shall act as agent for such purpose, which shall be indicated in the abovementioned announcements.

The exchange of the shares of Banesto for shares of Banco Santander shall be implemented through the Iberclear participants that are depositaries thereof, in accordance with the procedures established for the book-entry system pursuant to the provisions of Royal Decree 116/1992 of 14 February, and with the application of the provisions of section 117 of the Spanish Capital Corporations Law, to the extent applicable.

The Banesto shareholders holding a number of shares that will not give them the right to receive a whole number of Banco Santander shares under the agreed exchange ratio may acquire or transfer shares in order exchange them in accordance with such exchange ratio. Without prejudice to the foregoing, and in line with the provisions of the Draft Terms of the Banesto Merger, the companies participating in the Banesto Merger have established the appointment of an odd-lot agent as a mechanism aimed at facilitating the exchange by such Banesto shareholders. It is initially envisaged that Santander Investment Bolsa, Sociedad de Valores, S.A., acting on behalf of Banco Santander, performs the function of odd-lot agent, as described in the reports of the directors of both companies.

The shares of Banesto will be cancelled as a result of the Banesto Merger.

(e)	Date as from which the holders of shares delivered in exchange will have the right to participate in the profits of Banco Santander

As from the date on which they are delivered, the shares delivered by Banco Santander to Banesto shareholders in order to cover the exchange shall give their holders the right to participate in the profits of Banco Santander upon the same terms as the other shares of Banco Santander outstanding on such date. It is stated for the record that the Banesto shareholders will not be entitled to the Santander Scrip Dividend (Santander Dividendo Elección) programme of April/May 2013, the record date for which is previous to the date expected for the consummation of the Banesto Merger.

(f)	Date as from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Banco Santander

1 January 2013 is established as the date from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Banco Santander. For appropriate purposes, it is stated for the record that the retroactive effect thus determined for accounting purposes is in accordance with the General Chart of Accounts (Plan General de Contabilidad) approved by Royal Decree 1514/2007 of 16 November.

(g)	Ancillary obligations, special rights, and securities other than those representing capital

There are no ancillary obligations (prestaciones accesorias), special classes of shares, preferred shares, or persons with special rights at Banco Santander or Banesto other than simple ownership of the shares, for which reason there is no need to grant any special right or offer any options.

The Banco Santander shares delivered to Banesto shareholders as a result of the Banesto Merger will not give the holders thereof any special rights.

(h)	Benefits extended to independent experts and to the directors

No benefits of any type will be extended to the independent expert participating in the Banesto Merger process or to the directors of Banco Santander or Banesto.

(i)	Conditions precedent

The effectiveness of the Banesto Merger is subject to the following conditions precedent:

•	The authorisation of the Ministry of Economy and Competitiveness for the absorption of Banesto by Banco Santander, pursuant to the provisions of section 45.c) of the Banking Act of 31 December 1946.

•	The acquisition of the other authorisations that must be obtained from the Bank of Spain, the National Securities Market Commission, or any other governmental or supervisory body.

(C)	Adherence of the transaction to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act (Ley del Impuesto sobre Sociedades), and section 3 of additional provision two thereof, as well as to section 45, paragraph I. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act (Ley del Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados).

To resolve that the Banesto Merger be subject to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act, and section 3 of additional provision two thereof, as well as to section 45, paragraph I. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act.

Notice of the choice of such tax regime shall be given to the Tax Authority within three months of the registration of the deed of the Banesto Merger, upon the terms established by the relevant regulations.

(D)	Delegation of powers

Without prejudice to the general provisions of item Fourteen, and without prejudice to the delegations or powers currently in force, to authorise the Board of Directors to perform any and all acts that may be required or appropriate for the enforcement, development, effectiveness and success of the decisions adopted and, in particular but without limitation, to carry out the following acts:

(i)	Clarify, explicate and complete the resolutions adopted and settle any questions or aspects that may be raised, by remedying and curing any defects or omissions that may hinder or prevent the effectiveness or registration of the corresponding decisions.

(ii)	Publish, in such manner as established by law, the notices relating to the resolutions adopted by the shareholders acting at this General Shareholders’ Meeting in item Six of the agenda.

(iii)	Make the payments and secure the claims accruing to creditors that oppose the merger in accordance with the provisions of the Structural Modifications Act, and generally comply with the provisions of section 44 of such Act.

(iv)	Take the actions required with respect to the submission to the CNMV of the document with equivalent information referred to in section 41.1c) of Royal Decree 1310/2005, of 4 November.

(v)	Adopt such resolutions as may be necessary or required to carry out and develop the decisions adopted, as well as sign the public and/or private documents and carry out or enter into any and all acts, legal transactions, contracts, statements and transactions as may be appropriate for such purpose.

(vi)	Execute the merger deed as well as the supplemental documents, be they public or private, that may be required in order for the net assets of the absorbed company to become an integral part of the net assets of Banco Santander.

(vii)	Execute any and all notarial deeds that may be necessary or appropriate in order to evidence ownership by the absorbing company of the property and rights acquired as a result of the merger by absorption, and to secure registration with the Public Registries, in the name of Banco Santander, of any property that is subject to registration.

(viii)	Delegate to the Executive Committee and/or to one or more of the Directors and/or to the Secretary of the Board all or part of the delegable powers received from the shareholders under this item Six of the agenda.

Item Seven

Approval of the merger by absorption of Banco Banif, S.A. Unipersonal (“Banif”) by Banco Santander, with termination of the absorbed company and the en bloc transfer of its assets and liabilities, by universal succession, to the absorbing company in accordance with the draft terms of merger formulated by the respective Boards of Directors of such companies as included on the website of Banco Santander and deposited with the Commercial Registry of Madrid, and for such purpose:

(A)	Approval of the common draft terms of merger between Banco Santander and Banif, and approval of the balance sheet of Banco Santander ended as of 31 December 2012 as the merger balance sheet

1.	Approval of the common draft terms of merger

To approve in their entirety the common draft terms of merger by absorption of Banif by Banco Santander, prepared and signed by the directors of both companies and approved by their respective Boards of Directors at the meetings held on 28 January 2013 (the “Banif Draft Terms of Merger”). In the case of Banif, the Board meeting was held in writing and without a meeting. The Banif Draft Terms of Merger were posted on the website of Banco Santander on 28 January 2013 and were submitted by the directors of Banif for deposit thereof with the Commercial Registry of Madrid on 30 January 2013. The Banif Draft Terms of Merger were deposited on 4 February 2013.

The text of the Banif Draft Terms of Merger approved by this resolution are attached as an annex to the minutes of the General Shareholders’ Meeting.

2.	Approval of the balance sheet for the merger with Banif

To approve the balance sheet of Banco Santander ended as of 31 December 2012 prepared by the Board of Directors thereof at its meeting of 28 January 2013, duly verified on 18 February 2013 by Deloitte, S.L., the auditor of Banco Santander, and which is submitted for approval by the shareholders at this General Shareholders’ Meeting under item One A of the agenda, as the merger balance sheet.

The text of the balance sheet for the merger with Banif and the corresponding verification report of Banco Santander’s auditor are included as an annex to the minutes of the General Shareholders’ Meeting.

(B)	Approval of the merger by absorption of Banif by Banco Santander, with termination of the former by means of dissolution without liquidation and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire them by universal succession, all in compliance with the provisions of the common draft terms of merger.

To approve the merger between Banco Santander and Banif by means of the absorption of the latter by the former, with the dissolution without liquidation of Banif and the en bloc transfer of its assets and liabilities, including all items thereof, to Banco Santander, which shall acquire by universal succession the rights and obligations of Banif (the “Banif Merger”).

Banif is a company wholly-owned in a direct way by Banco Santander, for which reason, pursuant to section 49, in relation to section 46, both of the Structural Modifications Act, Banco Santander will not increase capital as a result of the absorption of Banif. Therefore, the simplified rules set forth in section 49 et seq of the Structural Modifications Act are fully applicable.

Thus, the information to be supplied in accordance with section 228 of the Regulations of the Commercial Registry in the next section does not include the merger exchange rate, the exchange procedure, the date as from which the new shares will give the right to participate in profits, or the potential benefits allocated to the independent expert.

Information regarding the terms and circumstances of the resolution regarding the Banif Merger

Set forth below are the disclosures to be made under section 228 of the Regulations of the Commercial Registry, which, pursuant to section 49.1.1 of the Structural Modifications Act, must mandatorily be stated regarding this merger resolution, which strictly conform to the provisions of the Banif Draft Terms of Merger:

(a)	Identification of the companies involved

Banco Santander, S.A. is a Spanish credit institution with a registered office at Paseo de Pereda, números 9 al 12, 39004 (Santander), holding tax identification number A-39000013, and is registered with the Commercial Registry of Cantabria at sheet 286 folio 64 book 5 on Companies, Entry 1, and with the with the Registry of Banks and Bankers of the Bank of Spain under number 0049.

Banco Banif, S.A. Unipersonal is a Spanish credit institution with a registered office at Paseo de la Castellana, número 53, 28046 (Madrid), holding tax identification number A-33003088 and registered with the Commercial Registry of Madrid at volume 3,115 on Companies, folio 40, sheet M53.233, and with the Registry of Banks and Bankers the Bank of Spain under number 0086.

(b)	Amendments of the Bylaws of Banco Santander

The Bylaws of Banco Santander will not be amended as a result of the Banif Merger. Therefore, upon completion of the Merger, Banco Santander, as the absorbing company, will continue to be governed by its current Bylaws, the text of which appears on Banco Santander’s corporate website (www.santander.com) (a copy of which were attached to the Banif Draft Terms of Merger for purposes of the provisions of section 31.8 of the Structural Modifications Act).

Independently of the foregoing, two proposed bylaw amendments, which were the subject of a corresponding explanatory report issued by the Board of Directors, are submitted for approval of the shareholders at this General Shareholders’ Meeting under items Eight A and B.

(c)	Date as from which the transactions of Banif shall be deemed for accounting purposes to have taken place on behalf of Banco Santander

1 January 2013 is established as the date from which the transactions of Banif shall be deemed for accounting purposes to have taken place on behalf of Banco Santander.

For appropriate purposes, it is stated for the record that the retroactive effect thus determined for accounting purposes is in accordance with the General Chart of Accounts approved by Royal Decree 1514/2007 of 16 November.

(d)	Ancillary obligations, special rights, and securities other than those representing capital

There are no ancillary obligations, special classes of shares, preferred shares, or persons with special rights at Banco Santander or Banif other than simple ownership of the shares, for which reason there is no need to grant any special right or offer any options.

(e)	Benefits extended to the directors

No benefits of any type will be extended to the directors of Banco Santander or Banif.

(f)	Conditions precedent

The effectiveness of the Banif Merger is subject to the condition precedent of authorisation by the Ministry of Economy and Competitiveness, in accordance with the provisions of section 45.c) of the Banking Act of 31 December 1946.

(C)	Adherence of the transaction to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act, and section 3 of additional provision two thereof, as well as to section 45, paragraph I. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act.

To resolve that the Banif Merger be subject to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act, and section 3 of additional provision two thereof, as well as to section 45, paragraph I. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act.

Notice of the choice of such tax regime shall be given to the Tax Authority within three months of the registration of the deed of the Banif Merger, upon the terms established by the relevant regulations.

(D)	Delegation of powers

Without prejudice to the general provisions of item Fourteen, and without prejudice to the delegations or powers currently in force, to authorise the Board of Directors to perform any and all acts that may be required or appropriate for the enforcement, development, effectiveness and success of the decisions adopted and, in particular but without limitation, to carry out the following acts:

(i)	Clarify, explicate and complete the resolutions adopted and settle any questions or aspects that may be raised, by remedying and curing any defects or omissions that may hinder or prevent the effectiveness or registration of the corresponding decisions.

(ii)	Publish, in such manner as established by law, the notices relating to the resolutions adopted by the shareholders acting at this General Shareholders’ Meeting in item Seven of the agenda.

(iii)	Make the payments and secure the claims accruing to creditors that oppose the merger in accordance with the provisions of the Structural Modifications Act, and generally comply with the provisions of such Act.

(iv)	Adopt such resolutions as may be necessary or required to carry out and develop the decisions adopted, as well as sign the public and/or private documents and carry out or enter into any and all acts, legal transactions, contracts, statements and transactions as may be appropriate for such purpose.

(v)	Execute the merger deed as well as the supplemental documents, be they public or private, that may be required in order for the net assets of the absorbed company to become an integral part of the net assets of Banco Santander.

(vi)	Execute any and all notarial deeds that may be necessary or appropriate in order to evidence ownership by the absorbing company of the property and rights acquired as a result of the merger by absorption, and to secure registration with the Public Registries, in the name of Banco Santander, of any property that is subject to registration.

(vii)	Delegate to the Executive Committee and/or to one or more of the Directors and/or to the Secretary of the Board all or part of the delegable powers received from the shareholders under this item Seven of the agenda.

Item Eight

Item Eight A

(i)	To amend section 2 of article 58 of the Bylaws, without changing the other sections of such article, such that section 2 of article 58 shall hereafter read as follows:

“2.	The compensation referred to in the preceding paragraph shall consist of a fixed annual amount determined by the shareholders at the general shareholders’ meeting. Such amount shall remain in effect to the extent that the shareholders at the general shareholders’ meeting do not resolve to change it, although the board may reduce the amount thereof in those years in which it so believes justified. Such compensation shall have two components: (a) an annual amount, and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees”.

(ii)	To approve for purposes of the provisions of the new section 2 of article 58 the annual fixed amount of the compensation of the directors at 6,000,000 euros, which amount shall be applicable to the compensation corresponding to each of the financial years 2012 and 2013 and which shall remain in effect for so long as the shareholders do not resolve to change it, and which may be reduced by the Board of Directors upon the terms set forth in such section.

Item Eight B

To amend the title and sections 1 and 2 of article 61 of the Bylaws, without changing the other sections of such article, such that the title and sections 1 and 2 of article 61 shall hereafter read as follows:

“Article 61. Corporate website

1.	The Company shall have a corporate website (www.santander.com) through which it shall report to its shareholders, investors and the market at large the relevant or significant events that occur in connection with the Company.

The creation of the corporate website must be resolved upon by the shareholders at the general shareholders’ meeting. Such resolution must expressly appear in the agenda included in the call to the meeting that must adopt it.

The resolution to create the website shall be recorded on the Bank’s page maintained with the Commercial Registry and shall be published on the Official Gazette of the Commercial Registry.

2.	The board of directors may approve the amendment, removal or relocation of the corporate website.

The amendment, removal or relocation of the corporate website shall be recorded on the Bank’s page maintained with the Commercial Registry and published in the Official Gazette of the Commercial Registry, as well as on the website resolved to be amended, removed or relocated for thirty days following insertion of the resolution in the Official Gazette of the Commercial Registry”.

Pursuant to the provisions of Royal Decree 1245/1995, of 14 July, on the creation of banks, cross-border activities and other matters relating to the legal rules and regulations applicable to credit institutions, the preceding amendments are conditional upon the granting of the administrative authorisation mentioned in section 8.1 of such Royal Decree.

Item Nine

I) To render ineffective the authorisation granted under resolution SEVEN II) approved by the shareholders at the ordinary General Shareholders’ Meeting of 30 March 2012.

II) To delegate to the Board of Directors, pursuant to the provisions of section 297.1. a) of the Spanish Capital Corporations Law, the broadest powers to do the following within one year from the date on which this General Shareholders’ Meeting is held: set the date and terms and conditions, as to all matters not provided for by the shareholders themselves acting at the General Shareholders’ Meeting, for a capital increase approved at such General Shareholders’ Meeting in the amount of 500 million euros.

In exercising these delegated powers, the Board of Directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares – with or without a premium and with or without voting rights – or by increasing the par value of existing shares through new cash contributions; determine the deadline for exercising pre-emptive rights where applicable in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed for, the capital will be increased only by the amount of the actual subscriptions; and amend the article of the Company’s Bylaws regarding share capital.

The capital increase referred to in this resolution shall become void if the Board of Directors does not exercise the powers delegated thereto within the period of one (1) year provided by the shareholders acting at the General Shareholders’ Meeting for carrying out the resolution.

The Board of Directors is also authorised to delegate to the Executive Committee the delegable powers granted pursuant to this resolution.

Item Ten

I) To deprive of any and all effect, to the extent of the unused amount, the authorisation granted by the shareholders at the ordinary General Shareholders’ Meeting of 30 March 2012 by means of resolution Eight II).

II) To re-authorise the Board of Directors, as broadly under the Law as may be necessary, so that, in accordance with the provisions of section 297.1. b) of the Spanish Capital Corporations Law, it may increase share capital on one or more occasions and at any time, within a period of three years from the date of this Meeting, in the maximum amount of 2,634,670,786 euros, by means of the issuance of new shares – with or without a premium and with or without voting rights –, with the consideration for such new shares consisting of cash contributions, and with the power to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the unsubscribed new shares within the pre-emptive subscription period or periods, to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made, and to amend the article of the Bylaws regarding share capital. The amount of capital increases, if any, made to accommodate the conversion of debentures under the provisions of the resolution adopted by the shareholders at this ordinary General Shareholders’ Meeting under item Twelve A of the agenda or pursuant to any other resolution adopted in this connection by the shareholders at the General Meeting shall be deemed to be included within the limit of the aforementioned maximum amount available at any time. Furthermore, the Board is authorised to totally or partially exclude pre-emptive rights upon the terms of section 506 of the Spanish Capital Corporations Law, provided, however, that this power will be limited to capital increases carried out under this delegation of powers up to the amount of 1,053,868,314.50 euros. The Board of Directors is also authorised to delegate to the Executive Committee the delegable powers granted by virtue of this resolution.

Item Eleven

Eleven A	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price and power to use voluntary reserves from retained earnings for such purpose. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.-	Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-	New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander shares outstanding on the date on which the Board of Directors or, by delegation therefrom, the Executive Committee, resolves to carry out the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the Board of Directors or by the Executive Committee by delegation therefrom, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2012 to that date, and which shall not exceed 1,675 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the Board of Directors, or of the Executive Committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-	Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures convertible into shares of Banco Santander shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Gazette of the Commercial Registry. During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the Board of Directors, or by the Executive Committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-	Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the free allotment rights received by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the term, within the free allotment rights trading period, determined by the Board of Directors, or by the Executive Committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = PreCot / (Num. rights + 1)

In addition, in the event that the total Purchase Price of the free allotment rights whose holders have accepted the Purchase Undertaking is higher than the amount allocated for such purpose in accordance with the resolution providing for the allocation of profits/losses for financial year 2012 approved by the shareholders at the General Shareholders’ Meeting of the Bank, it is resolved to authorise the use of voluntary reserves from retained earnings to purchase free allotment rights, in the amount of the difference between such total Purchase Price and the amount allocated to the purchase of rights in such resolution providing for the allocation of profits/losses.

5.-	Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for the purposes of the transaction is the balance sheet as of 31 December 2012, duly audited and approved by the shareholders at this ordinary General Shareholders’ Meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the Board of Directors or, by delegation therefrom, the Executive Committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-	Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.-	Rights of the new shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the date on which the capital increase is declared to have been subscribed and paid up.

8.-	Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.-	Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued as a result of the approved capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act 24/1988, of 28 July, and its implementing provisions in force at any time.

10.-	Implementation of the capital increase

Within one year of the date of this resolution, the Board of Directors or, by delegation therefrom, the Executive Committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary General Shareholders’ Meeting held thereafter. The capital increase to which this resolution refers shall be null and void if the Board of Directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the General Shareholders’ Meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The Board of Directors or, by delegation therefrom, the Executive Committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the Board of Directors, or, by delegation therefrom, the Executive Committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.-	Delegation for purposes of implementation

Pursuant to the provisions of section 297.1. a) of the Spanish Capital Corporations Law, it is resolved to delegate to the Board of Directors, with express authority to delegate, in turn, to the Executive Committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the Board of Directors, with express authority to, in turn, delegate them to the Executive Committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this General Shareholders’ Meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking and, if appropriate, to use voluntary reserves from retained earnings to the extent required for such purpose.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Eleven B	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.-	Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-	New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander shares outstanding on the date on which the Board of Directors or, by delegation therefrom, the Executive Committee, resolves to carry out the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the Board of Directors or by the Executive Committee by delegation therefrom, based on the number of outstanding shares (i.e., NTAcc) and which shall not exceed 1,775 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the Board of Directors, or of the Executive Committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-	Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures convertible into shares of Banco Santander shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Gazette of the Commercial Registry. During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the Board of Directors, or by the Executive Committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-	Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the free allotment rights received by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the term, within the free allotment rights trading period, determined by the Board of Directors, or by the Executive Committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = PreCot / (Num. rights + 1)

5.-	Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for the purposes of the transaction is the balance sheet as of 31 December 2012, duly audited and approved by the shareholders at this ordinary General Shareholders’ Meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the Board of Directors or, by delegation therefrom, the Executive Committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-	Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.-	Rights of the new shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the date on which the capital increase is declared to have been subscribed and paid up.

8.- Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.- Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued as a result of the approved capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act 24/1988, of 28 July, and its implementing provisions in force at any time.

10.-	Implementation of the capital increase

Within one year of the date of this resolution, the Board of Directors or, by delegation therefrom, the Executive Committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary General Shareholders’ Meeting held thereafter. Specifically, in order to decide to implement the increase, the Board of Directors or, by delegation therefrom, the Executive Committee, shall review and take into account the market conditions and the level of acceptance of the capital increase approved by the shareholders at this General Shareholders’ Meeting under item Eleven A above, and in the event that, in its opinion, these or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the General Shareholders’ Meeting as described above. The capital increase to which this resolution refers shall be null and void if the Board of Directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the General Shareholders’ Meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The Board of Directors or, by delegation therefrom, the Executive Committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the Board of Directors or, by delegation therefrom, the Executive Committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.-	Delegation for purposes of implementation

Pursuant to the provisions of section 297.1. a) of the Spanish Capital Corporations Law, it is resolved to delegate to the Board of Directors, with express authority to delegate, in turn, to the Executive Committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the Board of Directors, with express authority to, in turn, delegate them to the Executive Committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this General Shareholders’ Meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase. 5.- To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Eleven C	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.-	Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-	New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander shares outstanding on the date on which the Board of Directors or, by delegation therefrom, the Executive Committee, resolves to carry out the capital increase; and Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the Board of Directors or by the Executive Committee by delegation therefrom, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2013 to that date, and which shall not exceed 1,825 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the Board of Directors or of the Executive Committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-	Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures convertible into shares of Banco Santander shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Gazette of the Commercial Registry. During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the Board of Directors or by the Executive Committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-	Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the free allotment rights received by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the term, within the free allotment rights trading period, determined by the Board of Directors or by the Executive Committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = PreCot / (Num. rights + 1)

5.-	Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for the purposes of the transaction is the balance sheet as of 31 December 2012, duly audited and approved by the shareholders at this ordinary General Shareholders’ Meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the Board of Directors or, by delegation therefrom, the Executive Committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-	Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.-	Rights of the new shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the date on which the capital increase is declared to have been subscribed and paid up.

8.-	Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.-	Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued as a result of the approved capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act 24/1988, of 28 July, and its implementing provisions in force at any time.

10.-	Implementation of the capital increase

Within one year of the date of this resolution, the Board of Directors or, by delegation therefrom, the Executive Committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary General Shareholders’ Meeting held thereafter. Specifically, in order to decide to carry out the increase, the Board of Directors or, by delegation therefrom, the Executive Committee shall review and take into account the market conditions and the level of acceptance of the capital increase approved by the shareholders at this General Shareholders’ Meeting under items Eleven A and B above, if such increases were carried out, and in the event that, in its opinion, this or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the General Shareholders Agreement as described above. The capital increase to which this resolution refers shall be null and void if the Board of Directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the General Shareholders’ Meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The Board of Directors or, by delegation therefrom, the Executive Committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the Board of Directors or, by delegation therefrom, the Executive Committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.-	Delegation for purposes of implementation

Pursuant to the provisions of section 297.1. a) of the Spanish Capital Corporations Law, it is resolved to delegate to the Board of Directors, with express authority to delegate, in turn, to the Executive Committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the Board of Directors, with express authority to, in turn, delegate them to the Executive Committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this General Shareholders’ Meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Eleven D	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Increase in share capital with a charge to reserves

1.-	Capital increase

It is resolved to increase the share capital by the amount that results from multiplying (a) the par value of one-half (0.5) euro per share of Banco Santander, S.A. (“Banco Santander” or the “Bank”) by (b) the determinable number of new shares of Banco Santander resulting from the formula set forth under 2 below (the “New Shares”).

The capital increase is carried out through the issuance and flotation of the New Shares, which shall be ordinary shares with a par value of one-half (0.5) euro each, of the same class and series as those currently outstanding, represented in book-entry form.

The capital increase is entirely charged to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law.

The New Shares are issued at par value, i.e., for their par value of one-half (0.5) euro, with no share premium, and will be allotted free of charge to the shareholders of the Bank.

Pursuant to the provisions of section 311 of the Spanish Capital Corporations Law, provision is made for the possibility of less than full allotment.

2.-	New Shares to be issued

The number of New Shares will be obtained by applying the following formula, rounded down to the nearest whole number:

NAN = NTAcc / Num. rights

where

NAN = Number of New Shares to be issued;

NTAcc = Number of Banco Santander shares outstanding on the date on which the Board of Directors or, by delegation therefrom, the Executive Committee, resolves to carry out the capital increase; and

Num. rights = Number of free allotment rights needed for the allotment of one New Share, which number will be obtained by applying the following formula, rounded up to the nearest whole number:

Num. rights = NTAcc / Num. provisional shares

where

Num. provisional shares = Amount of the Alternative Option / PreCot

For the purposes hereof:

“Amount of the Alternative Option” is the market value of the capital increase, which shall be determined by the Board of Directors or by the Executive Committee by delegation therefrom, based on the number of outstanding shares (i.e., NTAcc) and the compensation paid to the shareholders with a charge to financial year 2013 to that date, and which shall not exceed 1,900 million euros.

“PreCot” is the arithmetic mean of the average weighted prices of the Bank’s shares on the Spanish Stock Exchanges in the 5 trading sessions prior to the resolution of the Board of Directors, or of the Executive Committee by delegation therefrom, to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth.

3.-	Free allotment rights

Each outstanding share of the Bank will grant its holder one free allotment right.

The number of free allotment rights needed to receive a New Share will be automatically determined according to the proportion existing between the number of New Shares and the number of outstanding shares (NTAcc). Specifically, shareholders will be entitled to receive one New Share for as many free allotment rights held by them, determined in accordance with section 2 above (Num. rights).

The holders of debentures convertible into shares of Banco Santander shall have no free allotment rights; however, if applicable, they will be entitled to a modification of the ratio for conversion of debentures into shares, in proportion to the amount of the capital increase.

In the event that (i) the number of free allotment rights needed for the allotment of one share (Num. rights) multiplied by the New Shares (NAN) is lower than (ii) the number of outstanding shares (NTAcc), Banco Santander, or an entity of its group, will waive a number of free allotment rights equal to the difference between the two figures, for the sole purpose of having a whole number of New Shares and not a fraction.

The free allotment rights will be allotted to the shareholders of Banco Santander who appear as such in the book-entry registries of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A., S.A.U. (Iberclear) at 11:59 p.m. on the day of publication of the announcement of the capital increase in the Official Gazette of the Commercial Registry. During the free allotment rights trading period, a sufficient number of free allotment rights may be acquired on the market, in the proportion needed to subscribe for New Shares. The free allotment rights may be traded on the market during the period determined by the Board of Directors or by the Executive Committee by delegation therefrom, subject to a minimum term of fifteen calendar days.

4.-	Irrevocable undertaking to acquire free allotment rights

The Bank or, with the Bank’s guarantee, the company of its Group that shall be determined, will make an irrevocable undertaking to purchase the free allotment rights received by the shareholders at the price specified below. The Purchase Undertaking will be in force and may be accepted by such shareholders during the term, within the free allotment rights trading period, determined by the Board of Directors, or by the Executive Committee by delegation therefrom. To this end, it is resolved to authorise the Bank, or the respective company of its Group, to acquire such free allotment rights (as well as the shares corresponding to those rights), subject to the maximum limit of the total number of rights issued and to the duty to comply in all cases with any limitations established by law. The “Purchase Price” of each free allotment right will be equal to the price resulting from the following formula, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth:

Purchase Price = PreCot / (Num. rights + 1)

5.-	Balance sheet for the transaction and reserve to which the increase will be charged

The balance sheet used for the purposes of the transaction is the balance sheet as of 31 December 2012, duly audited and approved by the shareholders at this ordinary General Shareholders’ Meeting.

As mentioned above, the capital increase is charged in its entirety to reserves of the type contemplated in section 303.1 of the Spanish Capital Corporations Law. Upon implementation of the Increase, the Board of Directors or, by delegation therefrom, the Executive Committee, will determine the reserve to be used and the amount thereof in accordance with the balance sheet used for the transaction.

6.-	Representation of the new shares

The shares to be issued will be represented in book-entry form and the relevant records shall be kept by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its member entities.

7.-	Rights of the new shares

The New Shares will confer the same economic, voting and related rights upon their holders as the currently outstanding ordinary shares of Banco Santander as from the date on which the capital increase is declared to have been subscribed and paid up.

8.-	Shares on deposit

Once the free allotment rights trading period has ended, the New Shares that it has not been possible to allot for reasons not attributable to Banco Santander will be held on deposit and will be available to those who evidence lawful ownership of the respective free allotment rights. Three years after the date of conclusion of the free allotment rights trading period, the shares that have still to be allotted may be sold as provided in section 117 of the Spanish Capital Corporations Law, for the account and at the risk of the interested parties. The net proceeds from the sale will be deposited with the Bank of Spain (Banco de España) or with the General Deposit Bank (Caja General de Depósitos) and will be at the disposal of the interested parties.

9.-	Application for admission to listing

It is resolved to apply for the listing of the New Shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market), as well as to take such steps and actions as may be necessary and file the required documents with the appropriate authorities of the foreign Stock Exchanges on which Banco Santander shares are traded (currently, Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs (American Depositary Shares), the New York Stock Exchange) in order for the New Shares issued as a result of the approved capital increase to be admitted to trading, expressly stating Banco Santander’s submission to such rules as may now or hereafter be in force on stock exchange matters and, especially, on trading, continued listing and delisting.

It is expressly stated for the record that, if the delisting of the Banco Santander shares is subsequently requested, the delisting resolution will be adopted with the same formalities that may be applicable and, in such event, the interests of shareholders opposing or not voting on the delisting resolution will be safeguarded, in compliance with the requirements established in the Spanish Capital Corporations Law and related provisions, all in accordance with the provisions of Securities Market Act 24/1988, of 28 July, and its implementing provisions in force at any time.

10.- Implementation of the capital increase

Within one year of the date of this resolution, the Board of Directors or, by delegation therefrom, the Executive Committee, may resolve to carry out the capital increase and set the conditions therefor as to all matters not provided for in this resolution. However, if the Board of Directors does not consider it advisable to carry out the capital increase, it may decide not to do so and shall report such decision to the shareholders at the first ordinary General Shareholders’ Meeting held thereafter. Specifically, in order to decide to implement the increase, the Board of Directors or, by delegation therefrom, the Executive Committee, shall review and take into account the market conditions and the level of acceptance of the capital increases approved by the shareholders at this General Shareholders’ Meeting under items Eleven A, B and C above, if such increases were carried out, and in the event that, in its opinion, these or other reasons make the implementation thereof inadvisable, it may decide not to carry out the increase and shall report such decision to the shareholders at the General Shareholders’ Meeting as described above. The capital increase to which this resolution refers shall be null and void if the Board of Directors does not exercise the powers delegated thereto within the one-year period set by the shareholders at the General Shareholders’ Meeting for implementation of the resolution.

Upon conclusion of the free allotment rights trading period:

(a)	The New Shares will be allotted to those who, in accordance with the book-entry registry of Iberclear and its member entities, are holders of free allotment rights in the proportion resulting from section 3 above.

(b)	The Board of Directors or, by delegation therefrom, the Executive Committee, will declare the free allotment rights trading period closed and will reflect in the Bank’s accounts the application of reserves in the amount of the capital increase, which increase will thus be fully paid up.

Likewise, upon conclusion of the free allotment rights trading period, the Board of Directors, or, by delegation therefrom, the Executive Committee, will adopt the relevant resolutions amending the Bylaws in order to reflect the new amount of share capital resulting from the capital increase and applying for admission to listing of the new shares on the Spanish and foreign Stock Exchanges on which the shares of the Bank are listed.

11.-	Delegation for purposes of implementation

Pursuant to the provisions of section 297.1. a) of the Spanish Capital Corporations Law, it is resolved to delegate to the Board of Directors, with express authority to delegate, in turn, to the Executive Committee, the power to establish the terms and conditions of the capital increase as to all matters not provided for in this resolution. Specifically, and for illustrative purposes only, the following powers are delegated to the Board of Directors, with express authority to, in turn, delegate them to the Executive Committee:

1.-	To determine, within one year as from approval thereof, the date on which the resolution so adopted to increase the share capital is to be implemented, and to set the Amount of the Alternative Option, the reserves out of which the capital increase is to be made from among those provided for in the resolution and the duration of the free allotment rights trading period.

2.-	To determine the exact amount of the capital increase, the number of New Shares and the free allotment rights needed for the allotment of New Shares in accordance with the rules established by the shareholders at this General Shareholders’ Meeting.

3.-	To declare the capital increase to be closed and implemented.

4.-	To amend sections 1 and 2 of article 5 of Banco Santander’s Bylaws regarding share capital in order to conform it to the result of the implementation of the capital increase.

5.-	To waive the right to the New Shares corresponding to the free allotment rights acquired by the Bank or by the respective company of its Group under the Purchase Undertaking.

6.-	To carry out all formalities that may be necessary to have the New Shares issued in the capital increase registered in the book-entry registry of Iberclear and admitted to listing on the domestic and foreign Stock Exchanges on which the shares of the Bank are listed, in accordance with the applicable procedures established at each of such Stock Exchanges.

7.-	To take such actions as may be necessary or appropriate to implement and formalise the capital increase before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions.

Item Twelve

Item Twelve A

I) To rescind and deprive of effect, to the extent of the unused amount, resolution Ten A II) approved at the ordinary General Shareholders’ Meeting of 30 March 2012.

II) To delegate to the Board of Directors, in accordance with the general regulations on the issuance of debentures and pursuant to the provisions of section 319 of the Regulations of the Commercial Registry, the power to issue, on one or more occasions, debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Company, all in accordance with the following conditions:

1.	Securities to be issued. The securities covered by this delegation may be debentures, bonds, preferred interests and other fixed-income securities or debt instruments of a similar nature in any of the forms admitted by Law and that are convertible into and/or exchangeable for shares of the Company. The delegated powers also cover warrants or similar securities that might give the holders thereof, directly or indirectly, the right to subscribe for or acquire shares of the Company, whether newly-issued or already outstanding, payable by physical delivery or by set-off.

2.	Period of the delegation. The securities may be issued on one or more occasions, at any time, within a maximum period of five (5) years from the date of adoption of this resolution.

3.	Maximum amount. The aggregate maximum amount of the issuance or issuances of securities to be made under this delegation is 10,000 million euros or the equivalent thereof in another currency. For purposes of calculating the above-mentioned limit, in the case of warrants there shall be taken into account the sum of the premiums and exercise prices of the warrants under each issuance approved pursuant to the powers delegated hereby.

It is stated for the record that, as provided in section 510 of the Spanish Capital Corporations Law, the limitation relating to the issuance of debentures established in sub-section 1 of section 405 of the Spanish Capital Corporations Law does not apply to the Bank.

4.	Scope of the delegation. In the exercise of the delegated powers granted herein, and by way of example and not of limitation, the Board of Directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by Law (including those that are subordinated, if any, among those contemplated in sub-section 1 of section 7 of Law 13/1985, of 25 May, and in section 12.1 of Royal Decree 216/2008, of 15 February); the issuance date(s); whether the securities are mandatorily or voluntarily convertible and/or exchangeable, even on a contingent basis, and if, voluntarily, whether at the option of the holder of the securities or the issuer; if the securities are not convertible, the possibility of their being exchangeable, in whole or in part, for outstanding shares of the issuing Company or of including a call option on such shares; the interest rate, dates, and procedures for payment of the coupon; whether they are to be permanent (including, if applicable, the possibility of redemption by the issuer) or callable, and, in the latter case, the redemption period and maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof, which, in the case of convertible and/or exchangeable securities, shall not be less than the nominal value of the shares; pre-emptive rights, if any, and subscription procedure; applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organised or unorganised, domestic or foreign secondary markets of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if applicable, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the Board of Directors of the power, in each case, to decide the conditions for repayment of the securities issued in reliance on this authorisation, including the power of the Board to use, to the extent applicable, the means of withdrawal referred to in section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the Board of Directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained as well as, if required, the approval of the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

5.	Basis and methods for conversion and/or exchange. In the event of issuances of securities that are convertible into and/or exchangeable for shares of the Company and for purposes of determining the basis and methods for the conversion and/or exchange, the following standards are hereby approved:

(i)	Securities issued pursuant to this resolution shall be convertible into new shares of the Bank and/or exchangeable for outstanding shares of the Entity in accordance with a conversion and/or exchange ratio that may be fixed (determined or determinable) or variable (in which case, it may include maximum and/or minimum limits on the conversion and/or exchange price), with the Board of Directors being authorised to determine whether they shall be convertible and/or exchangeable and also to determine whether they are mandatorily or voluntarily convertible and/or exchangeable, even on a contingent basis, and if voluntarily, whether at the option of their holder or of the issuer, at the intervals and during the maximum term established in the issuance resolution, which shall not exceed fifty (50) years from the date of issuance. Such maximum term shall not apply to permanent securities that are convertible and/or exchangeable.

(ii)	In the case of a fixed conversion and/or exchange ratio, for purposes of the conversion and/or exchange, the fixed-income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the Board of Directors making use of this delegation, or at the exchange rate determinable on the date or dates specified in the resolution of the Board, and based on the listing price of the Bank’s shares on the Stock Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a premium or with or without a discount, and in any case subject to a minimum of the greater of (a) the average (whether arithmetic or weighted) exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, average prices or other listing reference, during a period to be determined by the Board that shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the adoption by the Board of the resolution providing for the issuance of the reference securities, and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of adoption of such issuance resolution.

(iii)	The issuance of convertible and/or exchangeable fixed-income securities at a variable conversion and/or exchange ratio may also be approved. In such case, the price of the shares for purposes of the conversion and/or exchange shall be the arithmetic or weighted mean of the closing prices, average prices or other listing reference for the shares of the Company on the Continuous Market during a period to be determined by the Board of Directors, which shall not be greater than three months nor less than three calendar days and which shall end no later than the day prior to the date of conversion and/or exchange, as applicable, with a premium or a discount on such price per share. The premium or discount may be different for each conversion and/or exchange date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%. Additionally, a minimum and/or maximum reference price may be set for the shares for purposes of the conversion and/or exchange thereof upon the terms established by the Board.

(iv)	If the issuance is convertible and exchangeable, the Board may also provide that the issuer reserves the right to choose at any time between conversion into new shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may also choose to deliver a combination of newly-issued shares and existing shares. In any event, the issuer must respect equality of treatment among all of the holders of the fixed-income securities that are converted and/or exchanged on the same date.

(v)	Upon conversion and/or exchange, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. The Board shall decide whether any difference that might result should be paid to each holder in cash.

(vi)	Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of section 415.2 of the Spanish Capital Corporations Law, debentures shall not be converted into shares when the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value.

Upon approval of an issuance of convertible securities pursuant to the authorisation granted by the shareholders at the Meeting, the Board of Directors shall issue a directors’ report further developing and specifying the basis and methods for the conversion that are specifically applicable to such issuance, based on the above-described standards. This report shall be accompanied by the corresponding auditors’ report referred to in section 414 of the Spanish Capital Corporations Law.

6.	Capital increase and exclusion of pre-emptive rights in connection with convertible securities. The delegation to the Board of Directors shall also include, by way of example and not of limitation, the following powers:

(i)	The power for the Board of Directors, within the scope of the provisions of sections 308, 417 and 511 of the Spanish Capital Corporations Law, to totally or partially exclude the pre-emptive rights of the shareholders when such exclusion is required to obtain funds in international markets, for the use of bookbuilding techniques, or when it is in any other manner justified by the Company’s interest within the framework of a specific issuance of convertible securities approved by the Board under this authorisation. In any event, if the Board decides to eliminate pre-emptive rights with respect to a specific issuance that it may decide to make in reliance on this authorisation, at the time of approving the issuance and in accordance with applicable laws and regulations, it shall issue a report detailing the specific reasons of corporate interest that justify such measure, which shall be the subject of the corresponding auditor’s report in accordance with sections 417.2 and 511.3 of the Spanish Capital Corporations Law. Such reports shall be made available to the shareholders and shall be communicated to them at the first General Shareholders’ Meeting held following the adoption of the issuance resolution.

(ii)	The power to increase capital by the amount necessary to accommodate the requests for conversion. Such power may only be exercised to the extent that the Board, adding together the capital that is increased in order to cover the issuance of convertible debentures and the other capital increases that have been approved within the scope of authorisations granted by the shareholders at the General Shareholders’ Meeting, does not exceed the limit of one-half of the share capital amount specified in section 297.1. b) of the Spanish Capital Corporations Law or 20% of such total amount of share capital if the pre-emptive rights of the shareholders are excluded in the issuance of the convertible securities. This authorisation to increase capital includes authorisation to issue and float, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, as well as authorisation to amend the text of the article of the Bylaws relating to the amount of share capital and, if applicable, to nullify the portion of such capital increase that was not needed for a conversion into shares.

(iii)	The power to further develop and specify the basis and methods for the conversion and/or exchange, taking into account the standards set forth in section 5 above and, in general and as broadly as possible, to determine all matters and conditions that may be necessary or appropriate for the issuance.

At subsequent General Shareholders’ Meetings held by the Company, the Board of Directors shall inform the shareholders of the use, if any, that has been made through such time of the delegated power to issue securities that are convertible into and/or exchangeable for shares of the Company.

7.	Convertible warrants. The rules set forth in sections 5 and 6 above shall apply, mutatis mutandi, in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe for newly-issued shares of the Company; the delegation includes full powers, with the same scope as in the previous sections hereof, to decide on all matters it deems appropriate in connection with those kinds of securities.

8.	Admission to trading. When appropriate, the Company shall apply for admission to trading of the securities issued pursuant to the powers delegated hereby on official or unofficial, organised or unorganised, domestic or foreign secondary markets, with the Board of Directors being authorised to carry out such formalities and activities before the competent authorities of the various domestic or foreign securities markets as may be necessary for admission to listing.

9.	Delegation. In turn, the Board of Directors is hereby authorised to delegate to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.

Item Twelve B

To authorise the Board of Directors such that, in accordance with the general rules and regulations on the issuance of debentures and pursuant to the provisions of section 319 of the Regulations of the Commercial Registry, it may issue, on one or more occasions, up to 50,000 million euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates, promissory notes, debentures and preferred interests or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the Board of Directors within a maximum period of five years from the date of adoption of this resolution by the shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

In the exercise of the delegated powers granted hereby, and by way of example and not of limitation, the Board of Directors shall be responsible for determining the amount of each issuance, always within the stated overall quantitative limit; the place of issuance –domestic or foreign– and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds (bonos), debentures (obligaciones), preferred interests (participaciones preferentes) or any other denomination permitted by Law (including those that are subordinated, if any, among those contemplated in sub-section 1 of section 7 of Law 13/1985, of 25 May, and in section 12.1 of Royal Decree 216/2008, of 15 February); the issuance date(s); the possibility of their being exchangeable, in whole or in part, for shares or other existing securities of other entities (and, if exchangeable, the fact that they may be mandatorily or voluntarily exchangeable and, in the latter case, at the option of the holder of the securities or of the issuer) or of including a call option on such shares; the interest rate, dates and procedures for payment of the coupon; whether they are to be permanent or callable and, in the latter case, the repayment period and maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof; subscription procedure; applicable law, whether domestic or foreign; the application, if applicable, for admission to trading of the securities that are issued on official or unofficial, organised or unorganised, domestic or foreign secondary markets in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance, and, if appropriate, appointing the Examiner (Comisario) and approving the basic rules that are to govern the legal relations between the Bank and the Syndicate, if any and allowed, of holders of the securities that are issued.

The delegation also includes the grant to the Board of Directors of the power, in each case, to decide the conditions for repayment of the fixed-income securities issued in reliance on this authorisation, and the power to use, to the extent applicable, the means of withdrawal referred to in section 430 of the Spanish Capital Corporations Law or any other means that may be appropriate. In addition, the Board of Directors is authorised, whenever it deems appropriate, and subject to the necessary official authorisations being obtained, as well as, if required, the approval of the Meetings of the respective Syndicates or bodies representing the holders of the securities, to modify the conditions for repayment of the fixed-income securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each of the issuances made pursuant to this authorisation.

As to limits on the delegation, the aforementioned amount of 50,000 million euros is the maximum overall limit that may be reached at any time by the outstanding nominal balance of the promissory notes or similar securities issued, added to the nominal amount issued of other securities also issued under this authorisation granted to the Board of Directors. In the case of warrants, the sum of the premiums and exercise prices of the warrants from each issuance approved in accordance with this delegation shall be taken into account for the calculation of the above-mentioned limit.

The Board of Directors is hereby authorised to delegate in turn to the Executive Committee those powers conferred pursuant to this resolution that may be delegated.

Finally, it is stated for the record that, pursuant to the provisions of section 510 of the Spanish Capital Corporations Law, the limitation provided in section 405.1 of such law regarding the issuance of debentures does not apply to the Bank.

Item Thirteen

Thirteen A

Third cycle of the Deferred and Conditional Variable Remuneration Plan

To approve the application of the third cycle of the Deferred and Conditional Variable Remuneration Plan (the “2013 Variable Remuneration Plan of the Supervised Group”), inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which was approved by the Board of Directors on the terms and conditions described below:

I.	Purpose and beneficiaries

The 2013 Variable Remuneration Plan of the Supervised Group shall be applied in relation to the variable remuneration or bonus for financial year 2013 approved by the Board of Directors, or the appropriate body in each case, for executive directors and certain executives (including senior management) and employees of the Group whose professional activities have a material impact on the institution’s risk profile, who engage in control functions, or who receive overall remuneration that puts them at the same remuneration level as the senior executives, and employees of the Group whose professional activities have a material impact on the risk profile of the institution (all of whom are referred to as the “Identified Staff” in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on 10 December 2010).

The number of beneficiaries is approximately 300 persons, which will be distributed into three groups for purposes of this third cycle: “Executive Directors”, which consists of directors of the Bank performing executive duties, “Division Directors”, consisting of division directors and other executives of the Group with a similar profile, and “Other Executives Subject to Supervision”, composed of the other executives who are beneficiaries of this third cycle.

The purpose of this 2013 Variable Remuneration Plan of the Supervised Group is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof for a period of three years, with any payment thereof being made in cash and in Santander shares, and also paying the other portion of such variable remuneration in cash and Santander shares upon commencement, all in accordance with the rules described below.

II.	Operation

The total variable remuneration (bonus) of the beneficiaries for financial year 2013 shall be according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage” to identify the portion of the bonus for which payment is not deferred, and the “Deferred Percentage” to identify the portion of the bonus for which payment will be deferred):

	Immediate Payment Percentage	Deferred Percentage
Executive Directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other Executives Subject to Supervision	60%	40%

Taking into account the foregoing, the total variable remuneration (bonus) for financial year 2013 of the beneficiaries of this 2013 Variable Remuneration Plan of the Supervised Group shall be paid as follows:

(i)	Each beneficiary shall receive in 2014, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

(ii)	Payment of the Deferred Percentage of the bonus applicable in each case, depending on the group to which the beneficiary belongs, shall be deferred for a period of three years and shall be paid in thirds, within thirty days of the anniversaries of the Initial Date in 2015, 2016 and 2017 (the “Anniversaries”), provided that the following conditions are met.

(iii)	After deduction of applicable taxes (or withholdings), the net amount of the deferred remuneration shall be paid in thirds, 50% in cash and the other 50% in Santander shares.

(iv)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iii) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

[1]

When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the deferred cash amounts (as well as applicable dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred. In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.

If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash (as well as applicable dividends and interest), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

In addition to the beneficiary remaining with the Santander Group1, the accrual of deferred remuneration is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the Board of Directors and following a proposal of the Appointments and Remuneration Committee in each case:

(i)	deficient financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The Board of Directors, at the proposal of the Appointments and Remuneration Committee and depending on the degree of compliance with such conditions, shall determine the specific amount of the deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and shares in thirds, within thirty days of the first, second and third Anniversary.

On the occasion of each delivery of shares and cash and, therefore, subject to the same requirements, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the annual bonus and the interest accrued on the deferred cash amount of the annual bonus, in both cases from the Initial Date until the date of payment of the shares and cash in each applicable case. In cases of application of the Santander Scrip Dividend programme (Santander Dividendo Elección), the price paid will be that offered by the Bank for the free allotment rights corresponding to such shares.

III.	Maximum number of shares to be delivered

The final number of shares, either those of immediate payment or those of deferred payment, delivered to each beneficiary will be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings); and (ii) the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2013.

Taking into account that the maximum amount estimated by the Board of Directors of the bonus to be delivered in shares to the beneficiaries of the 2013 Variable Remuneration Plan of the Supervised Group is 134 million euros (the “Maximum Amount of Variable Remuneration Distributable in Shares” or “MADVRS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Variable Remuneration in Shares” or “LVRS”) will be determined, after deducting applicable taxes (or withholdings), by applying the following formula:

MADVRS
LVRS =

Santander Share Listing Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2013.

Included in the Maximum Amount of Variable Remuneration Distributable in Shares is the estimated maximum amount of the bonus to be delivered in shares for the executive directors of the Bank, which is 9.9 million euros (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined by applying the following formula, after deducting aplicable taxes (or withholdings):

MADSED
LSED =

Santander Share Listing Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2013.

IV.	Other rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume shall be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.

Authorisation

Without prejudice to the general provisions of item Fourteen or the foregoing paragraphs, and without prejudice to the powers of the Board of Directors as regards remuneration in accordance with the Bylaws and the Rules and Regulations of the Board, the Bank’s Board of Directors is hereby authorised, as necessary, to put this resolution into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:

(i)	To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be delivered to each of the beneficiaries of the plan to which this resolution refers, observing the established maximum limits.

(v)	To determine, with respect to the groups of division directors and other executives of the Group with a similar profile and Other Executives Subject to Supervision, the attribution of the relevant beneficiaries to one group or the other, to set, without altering the maximum amount of the bonus to be delivered in shares, the specific number of beneficiaries of the plan, to establish the market interest rate to be applied to the deferred portion to be paid in cash, to apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions, and in the event that the maximum amount distributable in shares is exceeded with respect to any of the three groups to which the plan is directed, to authorise the deferral and payment of the excess in cash.

(vi)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash. In addition, the Board may adapt said plans to meet any legal requirements that prevent implementation thereof on the approved terms.

(vii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the shares or of the respective deferred amounts is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions to which the receipt by the beneficiaries of the respective shares is made contingent have been fulfilled, with the power to modulate the cash amount and the number of shares to be delivered depending on the existing circumstances, all following a proposal from the Appointments and Remuneration Committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Thirteen A.

The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the remuneration policy, the plans and cycles thereof with respect to their own executives.

Thirteen B

Fourth cycle of the Deferred and Conditional Delivery Share Plan

To approve the implementation of the fourth cycle of the Deferred and Conditional Share Plan (the “2013 Variable Remuneration Plan for Other Executives”), inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon, which was approved by the Board of Directors on the terms and conditions described below:

I.	Purpose and beneficiaries

The 2013 Variable Remuneration Plan for Other Executives shall be applied in relation to the variable remuneration or bonus for financial year 2013 approved by the Board of Directors, or the appropriate body in each case, for the executives or employees of the Santander Group whose gross variable remuneration or annual bonus for 2013 is generally above 300,000 euros, in order to defer a portion of said variable remuneration or bonus for payment, if any, within a three-year period in Santander shares, in accordance with the rules set forth below. This Plan shall not apply to the executive directors, other members of senior management or other executives who are beneficiaries of the third cycle of the Deferred and Conditional Variable Remuneration Plan (2013 Variable Remuneration Plan of the Supervised Group) referred to in item Thirteen A above.

II.	Operation

In addition to the beneficiary remaining with the Santander Group2,1the accrual of deferred remuneration in the form of shares is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the Board of Directors and following a proposal of the Appointments and Remuneration Committee:

(i)	deficient financial performance of the Group;

[2]

When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares (and of the respective dividends) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.

If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares (as well as the respective dividends), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The deferral of the bonus in shares will last for a period of three years and will be paid, where applicable, in thirds from the first year on.

The amount to be deferred in shares shall generally be calculated in accordance with the tranches in the following scale set by the Board of Directors based on the gross amount of variable remuneration or annual bonus for financial year2013:

Bonus (thousands of euros)	% deferred in the tranche
less than or equal to 300	0%
more than 300 to 600 (inclusive)	20%
more than 600	30%

Upon each delivery of shares and thus subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends paid on such shares from the date of payment of the bonus and through the time of delivery, whether on the first, second or third anniversary. In cases of application of the Santander Scrip Dividend programme, the price offered by the Bank for the free allotment rights corresponding to such shares will be paid.

The beneficiaries of this 2013 Variable Remuneration Plan for Other Executives may not directly or indirectly hedge the shares prior to the delivery thereof.

III.	Maximum number of shares to be delivered

Taking into account that, in application of the scale above, the Board of Directors has estimated that the maximum amount to be deferred in shares of the global bonus for financial year 2013 of the beneficiaries of this 2013 Variable Remuneration Plan for Other Executives is 26.1 million euros (the “Maximum Amount Distributable in Shares”), the maximum number of Santander shares that may be delivered under this plan (the “Share Limit for the 2013 Variable Remuneration Plan of Other Executives”) will be determined by applying the following formula:

Share Limit for the 2012 Variable Remuneration Plan for Other Executives =	Maximum Amount Distributable in Shares Santander Share Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of the relevant Santander shares for the fifteen trading sessions prior to the date on which the Board of Directors approves the bonus for the executive directors of the Bank for financial year 2013.

IV.	Other rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them. Information from the stock exchange with the largest trading volume shall be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.

Authorisation

Without prejudice to the general provisions of item Fourteen or the foregoing paragraphs, and without prejudice to the powers of the Board of Directors as regards remuneration in accordance with the Bylaws and the Rules and Regulations of the Board, the Bank’s Board of Directors is hereby authorised, as necessary, to put this resolution into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:

To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.

(ii)	To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be delivered to each of the beneficiaries of the plan referred to in this resolution, respecting the maximum established limits.

(v)	To reduce the amounts which trigger the deferral in shares, apply the measures and mechanisms that may be appropriate to compensate for the dilution effect that may occur as a result of corporate transactions, to determine the units, areas or companies in the Group in which said plan is to be put into practice or, in the event that the maximum amount distributable in shares is exceeded, to authorise the deferral and payment of the excess in cash.

(vi)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash. In addition, the Board may adapt said plans to meet any legal requirements that prevent implementation thereof on the approved terms.

(vii)	To further develop and specify the conditions upon which the receipt by the beneficiaries of the shares or of the respective deferred remuneration is contingent, as well as to determine whether, according to the plan to which this resolution refers, the conditions upon which the receipt by the beneficiaries of the respective shares is made contingent have been fulfilled, with the power to modulate the number of shares to be delivered depending on the existing circumstances, all following a proposal from the Appointments and Remuneration Committee.

(viii)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution Thirteen B.

The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the remuneration policy, the plans and cycles thereof with respect to their own executives.

Thirteen C

Plan for employees of Santander UK plc. and of other Group companies in the United Kingdom by means of options on shares of the Bank and linked to the contribution of periodic cash amounts and to certain continuity requirements

To resolve, inasmuch as it is a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the shares, to implement a voluntary savings plan (“sharesave scheme”) intended for the employees of Santander UK plc, of companies within the subgroup thereof and of the other companies of the Santander Group registered in the United Kingdom (and in which the Group directly or indirectly holds at least 90% of the capital), including employees at United Kingdom branches of Banco Santander, S.A. or of companies within its Group (and in which the Group directly or indirectly holds at least 90% of the capital), which was approved by the Board of Directors on the terms and conditions described below:

A plan in which between 5 and 250 pounds Sterling is deducted from the employee’s net salary every month, as chosen by the employee, who may, at the end of the chosen period (3 or 5 years), choose between collecting the amount contributed, the interest accrued and a bonus (tax-exempt in the United Kingdom), or exercising options on shares of Banco Santander, S.A. in an amount equal to the sum of such three amounts at a fixed price. In case of voluntary resignation, the employee will recover the amount contributed to that time, but forfeits the right to exercise the options.

The exercise price in pounds Sterling shall be the result of reducing by up to a maximum of 20% the average of the purchase and sale prices at the close of trading in London for the 3 trading days prior to the reference date. In the event that these listing prices are unavailable for any reason, such reduction shall be applied to the average price weighted by average traded volumes on the Spanish Continuous Market for the 15 trading days prior to the reference date. This amount shall be converted into pounds Sterling for each day of listing at the average exchange rate for that day as published in the Financial Times, London edition, on the following day. The reference day shall be set as the day of final approval of the plan by the British Tax Authority (“invitation date”) and shall occur between 21 and 41 days following the date of publication of the consolidated results of Banco Santander, S.A. for the first half of 2013.

The employees must decide upon their participation in the plan within the period between 42 and 63 days following the publication of the consolidated results of Banco Santander, S.A. for the first half of 2013.

The maximum monthly amount that each employee may assign to all voluntary savings plans subscribed by him/her (whether for the plan to which this resolution refers or other past or future “sharesave” plans) is 250 pounds Sterling.

The maximum number of shares of Banco Santander, S.A. to be delivered under this plan, approved for 2013, is 10,500,000, equal to 0.09963% of the share capital as of the date of the call to Meeting.

The plan is subject to the approval of the tax authorities of the United Kingdom. Each of the subgroups and companies covered by the plan shall ultimately decide whether or not to implement this plan in connection with their employees.

Without prejudice to the generality of the provisions of resolution Fourteen below, and without prejudice to the powers of the Board of Directors as regards remuneration in accordance with the Bylaws and the Rules and Regulations of the Board, the Board of Directors is authorised, as necessary, to the broadest extent permitted by law and with the express power of delegation to the Executive Committee, to carry out any acts that may be necessary or merely appropriate in order to implement the above-mentioned plan, as well as to further develop and specify, to the extent required, the rules set forth herein. All of the foregoing shall also be deemed to be without prejudice to the acts that the decision-making bodies of Santander UK plc, of companies within the subgroup thereof, and of the other companies of the Santander Group registered in the United Kingdom or having branches therein and referred to in the first paragraph above, have already performed or may hereafter perform in the exercise of their powers within the framework defined by this resolution of the shareholders acting at the Meeting, in order to implement the plan and to establish, develop and specify the rules applicable thereto.

Item Fourteen

Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

A) To authorise the Board of Directors to interpret, remedy, supplement, carry out and further develop the preceding resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the preceding resolutions as well as under this resolution Fourteen.

B) To authorise Mr Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr Alfredo Sáenz Abad, Mr Matías Rodríguez Inciarte and Mr Ignacio Benjumea Cabeza de Vaca so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the aforementioned persons are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.””

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Appointments and Remuneration Committee on the director remuneration policy was submitted to the shareholders for an advisory vote at the General Meeting.

I FINALLY HEREBY CERTIFY that pursuant to the resolution of the Board of Directors to require the presence of a Notary, the aforementioned General Shareholders’ Meeting was attended by Mr Juan de Dios Valenzuela García, a member of the official association of Notaries of Cantabria, who drew up the minutes thereof. Such notary’s certificate is considered to be the minutes of the General Meeting.

And to leave record, I sign this certification with the approval of Mr Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on 22 March 2013.

Reviewed Third Vice Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 22, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President